PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

82-4025

16,407,050 shares issued and outstanding

SUPPL

November 16, 2006

ASSAYS FROM NEW BOUCHER GOLD ZONE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) is pleased to provide shareholders with assay results from the new Boucher gold zone at the Russian Kid Gold Mine.

Rocmec (RMT-V) has informed Globex that hole RS-06-01 intersected two significant gold intersections within the new Boucher Gold Zone as follows:

From (m)	To(m)	Length (m)*	Au g/t	Imperial Measurements
489.50	493.70	4.20	12.10	(0.35 oz/T Au over 13.8 ft)
519.03	522.80	3.77	3.91	(0.11 oz/T Au over 12.4 ft)

*close to true width

For more detailed information on drill hole RS-06-01, please consult the Rocmec press release of today's date.

Globex has not seen the drill core so we are not in a position to comment further on the intersection other than to say that we are pleased with the new discovery which seems to be wider than other gold zones on the property and look forward to further drill results.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

07020190

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

GLOBEX

Globex Mining Enterprises Inc.
"At Home in North America"
16,407,050 shares issued and outstanding

Ref.: File No. 82-4025

November 21, 2006

DEWATERING AND UNDERGROUND WORK TO START AT FABIE BAY

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that First Metals Inc. (FMA-TSX) has received a Certificate of Authorization (C of A) from the Quebec Ministry of Sustainable Development, the Environment and Parks, to dewater the Fabie Bay open pit and underground workings. In addition, the permit authorizes the construction of certain infrastructure required prior to the commencement of mining.

First Metals Inc. anticipates completing all the authorized work and construction by year end which in turn will enable them to proceed with an initial 50,000 tonne bulk sample, an important benchmark.

Globex maintains two royalties on the Fabie Bay and Magusi Copper-Zinc-Gold-Silver deposits and will, at commercial production gain a 10% share interest in First Metals Inc.

This important step toward commercial production is another step toward a long term royalty stream payable to Globex.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 75 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are significant mineralized zones or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one large uranium-gold project; one uranium-fluorite zone and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option or development, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour. Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

16,407,050 shares issued and outstanding

GLOBEX

82-4025

November 15, 2006

GLOBEX ACQUIRES GROSS METAL ROYALTY ON ZINC-LEAD DEPOSIT IN NOVA SCOTIA

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that it has acquired a 1% Gross Metal Royalty on the Getty zinc-lead deposit in Nova Scotia from Acadian Gold Corporation (ADA - TSX-V, C2Z- Frankfurt).

The Getty deposit, the western extension of the adjacent Scotia Mine has a non NI 43-101 resource of 4.5 million tons grading 1.9% zinc and 1.3% lead (Hudgins and Lamb, 1992 for Westminer Canada Ltd). This resource is historical in nature and is not compliant with NI 43-101 requirements and should not be relied upon.

According to Acadian Gold, "historical drilling on this deposit points to two zones of particular interest with respects to potential open pit possibilities and two zones with potential underground possibilities. In addition, Acadian Gold states that "this new group of claims has potential for additional discoveries. The Getty deposit is hosted by a carbonate reef on an island-like basement high that is connected to the Scotia Mine reef deposit by a basement saddle. A similar style island-like basement high to the north of the Getty deposit, also connected by a basement saddle, is considered a high priority drill target".

Globex's 1% Gross Metal Royalty is not subject to charges of any kind. Acadian Gold has the right to acquire one half of the 1% Gross Metal Royalty for $300,000 and also has a first right of refusal on the remaining ½% royalty should Globex decide to sell it.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

GLOBEX **16,407,050 shares issued and outstanding**

Ref.: File No. 82-4025

November 21, 2006

GLOBEX OPTIONS ROUSSEAU GOLD PROJECT

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) wishes to inform shareholders that it has entered into an option agreement whereby Consolidated Big Valley Resources Inc. (CBG – TSXV) can purchase 100% interest in Globex's Rousseau gold property. Under the agreement which is subject to regulatory approval, Globex will receive $30,000 on signing and a further $35,000 within 60 days, 100,000 shares of Consolidated Big Valley, and a 6% Net Metal Royalty on all mineral production from the claims. A minimum $30,000 a year Net Metal Royalty shall apply after the first 18 months of the agreement.

Previous work on the claims has consisted of several drill campaigns, surface mapping and sampling, a 428-metre ramp with 188 metres of crosscuts which was driven to a vertical depth of 91.4 metres on the Principal Vein, a series of mini bulk samples and underground sampling. The underground sampling returned impressive gold values over the vein structure including the following samples by Ressources Minières Canaco Ltée reported in 1983.

-	Level 60:	3 metres x 1.0 metre	- 9.66 g/t Au
-	Level 100:	12 metres x 1.05 metres	- 7.18 g/t Au
-	Level 130:	6 metres x 1.0 metre	- 7.18 g/t Au
		5 metres x 1.0 metre	- 72.45 g/t Au
-	Level 200:	34 metres x 1.0 metre (raise)	- 22.97 g/t Au
		9 metres x 1.0 metre	- 6.86 g/t Au
-	Level 220:	33 metres x 1.0 metre	- 22.22 g/t Au
		6 metres x 1.0 metre	- 13.71 g/t Au
		6 metres x 1.0 metre	- 5.55 g/t Au
-	Level 290:	12 metres x 1.0 metre	- 14.74 g/t Au
		9 metres x 1.0 metre	- 11.66 g/t Au

A historic non conformable NI 43-101 resource of 39,600 tonnes grading 13.71 g/t Au (0.34 oz/T. Au) was reported by OP Resources in 1985 as being accessible from the ramp. This resource figure should not be relied upon as it was calculated prior to the implementation of NI 43-101 standards.

There are several other parallel gold bearing vein systems exposed on the property as well as gold intersections in drill holes along strike. The Principal gold vein is untested at depth below the ramp and there are indications of gold values along strike and in parallel vein structures.

For more detailed information, please refer to Consolidated Big Valley's press release of today's date.

Globex is particularly pleased with this agreement because of Consolidated Big Valley's interest in rapidly advancing the project to production and their intent to quickly undertake exploration on the property.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour. Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

16,407,050 shares issued and outstanding

GLOBEX

Ref.: File No. 82-4025

November 20, 2006

MILLING CONTRACT FOR RUSSIAN KID GOLD ORE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets) is pleased to announce that it has been informed by Rocmec Mining Inc. (RMI-TSXV) that a contract has been signed with Richmont Mines to treat ore from the Russian Kid gold mine at Richmont's Camflo gold mill. The treatment of gold ore derived from Globex's Russian Kid deposit should provide Globex with its first long term revenue stream based upon Globex's royalty on ore produced from the Russian Kid gold deposit.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 75 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are significant mineralized zones or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one large uranium-gold project; one uranium-fluorite zone and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option or development, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,457,050 shares issued and outstanding

GOLD-SILVER DORE BAR PRODUCED FROM RUSSIAN KID MINE ORE

Rouyn-Noranda, Quebec, Canada, December 15, 2006. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that Rocmec Mining Inc. has poured a first gold-silver dore bar weighing 617 ounces at the Camflo mill. The precious metals are principally derived from underground rock which was stockpiled at the Russian Kid Mine since the 1980's.

Five percent of the precious metals produced by the refinery (Royal Canadian Mint) is payable to Globex under Globex's royalty agreement with Rocmec.

The delivery of precious metals to Globex is a further step in Globex's plan of being an exploration and royalty company where option and royalty revenues will finance ongoing exploration costs and limit shareholder dilution.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com